December 15, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Ms. Patsy Mengiste
      Document Control - EDGAR

RE:   RiverSource Money Market Series, Inc.
           RiverSource U.S. Government Money Market Fund
      Request for Withdrawal of Post-Effective Amendment No. 65
      File No. 2-54516/811-2591
      Accession Number: 0000950137-08-012535

Dear Ms. Mengiste:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby respectfully requests the withdrawal of Post-Effective Amendment No. 65 (the Amendment). The Amendment was filed on October 8, 2008 pursuant to Rule 485(a)(2) for the purpose of adding a new series, RiverSource U.S. Government Money Market Fund, to the Registrant. We have since determined not to move forward with this initiative at this time and represent that no securities were sold in connection with the proposed offering outlined in the Amendment.

If you have any questions, please contact Christopher O. Petersen at 612-671-4321 or Heidi Brommer at 612-671-2403.

Sincerely,


/s/ Scott R. Plummer
---------------------------------------------
Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Funds